Del Monte Pacific Limited

c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477

02034434

23 May 2002

BEST AVAILABLE COPY

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

SUPPL

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Anita Sung
Senior Account Administrator
The Bank of New York
620 Avenue of the Americas
Floor 6, New York, NY 10111

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 324 6822 Facsimile No: (65) 221 9477

23 May 2002

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Anita Sung
Senior Account Administrator
The Bank of New York
620 Avenue of the Americas
Floor 6, New York, NY 10111

DEL MONTE PACIFIC LIMITED

A. SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
104	104	28.02.2002	Notice of Changes in Director's Deemed Interests (Chew Leong-Chee)
47	47	06.03.2002	Notice of Changes in Director's Deemed Interests (Chew Leong-Chee)
44	44	06.03.2002	Notice of Changes in Director's Deemed Interests (Chew Leong-Chee)
80	80	18.04.2002	Press Release - Del Monte Pacific Pays Record Dividend
24	24	25.04.2002	Notice of Annual General Meeting
28	28	25.04.2002	Notice of General Meeting
42	72	15.05.2002	Supplement to Circular dated 25 April 2002 re: Proposed Share Purchase Mandate
38	43	22.05.2002	Annual General Meeting (Board approval)
52	57	22.05.2002	General Meeting (Board approval)

B. Copy of Circular to the Shareholders dated 25 April 2002 in relation to the Proposed Share Purchase Mandate

C. Copy of Annual Report of Del Monte Pacific Limited for CY 2001

D. Copy of Notice of General Meeting, published in The Business Times, 26 April 2002 issue

E. Copy of Notice of Annual General Meeting, published in The Business Times, 26 April 2002 issue

MASNET No. 104 OF 28.02.2002
Announcement No. 104

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	26/02/2002
Date of change of interest:	26/02/2002
Name of registered holder:	ARC Ventures Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	200,000
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.420
No. of shares held before change:	20,100,600
% of issued share capital:	1.88
No. of shares held after change:	20,300,600
% of issued share capital:	1.89

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	25,100,600	396,000
% of issued share capital:	2.34	0.04
No. of shares held after change:	25,300,600	396,000
% of issued share capital:	2.36	0.04
Total shares:	25,300,600	396,000

No. of warrants:	Nil	
No. of options:	1,078,000	
No. of rights:	Nil	
No. of Indirect Interest:	20,300,600	ARC Ventures Ltd ("ARCVL")
	5,000,000	Representations International (HK) Limited ("RIHK")
No. of Direct Interest:	396,000	
Total Interests:	25,696,600	(2.40%)

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ Shares registered under UOB Nominees Pte Ltd has been re-registered to ARCVL.

Submitted by Yvonne Choo, Company Secretary on 28/02/2002 to the SGX

MASNET No. 47 OF 06.03.2002
Announcement No. 47

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	06/03/2002
Date of change of interest:	05/03/2002
Name of registered holder:	ARC Ventures Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	170,400
% of issued share capital:	0.02
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.430
No. of shares held before change:	20,329,600
% of issued share capital:	1.9
No. of shares held after change:	20,500,000
% of issued share capital:	1.91

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	25,329,600	396,000
% of issued share capital:	2.36	0.04
No. of shares held after change:	25,500,000	396,000
% of issued share capital:	2.38	0.04
Total shares:	25,500,000	396,000

No. of warrants:	Nil	
No. of options:	1,078,000	
No. of rights:	Nil	
No. of Indirect Interest:	20,500,000	ARC Ventures Ltd ("ARCVL")
	5,000,000	Representations International (HK) Limited ("RIHK")
No. of Direct Interest:	396,000	
Total Interests:	25,896,000	(2.42%)
	========	

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ Shares registered under UOB Nominees Pte Ltd has been re-registered to ARCVL.

Submitted by Yvonne Choo, Company Secretary on 06/03/2002 to the SGX

MASNET No. 44 OF 06.03.2002
Announcement No. 44

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's Deemed Interests (Chew Leong-Chee)

Name of Director:	Chew Leong-Chee
Date of notice to company:	06/03/2002
Date of change of interest:	28/02/2002
Name of registered holder:	ARC Ventures Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	29,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.420
No. of shares held before change:	20,300,600
% of issued share capital:	1.89
No. of shares held after change:	20,329,600
% of issued share capital:	1.9

Holdings of Director (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	25,300,600	396,000
% of issued share capital:	2.36	0.04
No. of shares held after change:	25,329,600	396,000
% of issued share capital:	2.36	0.04
Total shares:	25,329,600	396,000

No. of warrants:	Nil	
No. of options:	1,078,000	
No. of rights:	Nil	
No. of Indirect Interest:	20,329,600	ARC Ventures Ltd ("ARCVL")
	5,000,000	Representations International (HK) Limited ("RIHK")
No. of Direct Interest:	396,000	
Total Interests:	25,725,600	(2.40%)
	========	

NOTES:

1/ Mr Chew Leong-Chee is a director and shareholder of Asia Resources Corporation Pte Limited ("ARC"). ARCVL and RIHK are subsidiaries of ARC.

2/ Shares registered under UOB Nominees Pte Ltd has been re-registered to ARCVL.

Submitted by Yvonne Choo, Company Secretary on 06/03/2002 to the SGX

MASNET No. 80 OF 18.04.2002
Announcement No. 80

DEL MONTE PACIFIC LIMITED

PRESS RELEASE - DEL MONTE PACIFIC PAYS RECORD DIVIDEND

PR - Dividend Final (18Apr02).pdf

Submitted by Yvonne Choo, Company Secretary on 18/04/2002 to the SGX

DEL MONTE PACIFIC LIMITED

CONTACT INFORMATION
Iggy Sison
Del Monte Pacific Limited
Tel +65 6324 6822
isison@delmontepacific.com

Joanne Esta Chong
Golin/Harris International
Tel +65 6551 5443 / 6235 3121
joanneesta.chong@golinharris.com.sg

Del Monte Pacific Pays Record Dividend

- 50% dividend payout
- Generates about 6% yield at current prices

SINGAPORE – 18 April 2002 – Del Monte Pacific Limited (Reuters: DMPL.SI/Bloomberg: DELM SP), one of Asia's leading producers and marketers of premium-branded food and beverage products, announced payment of its final dividend of 2.53 Singapore cents per share (1.38 US cents) for the financial year ended 31 December 2001. Generating a yield of about 6% based on current prices, the current dividend surpasses the 2.21 Singapore cents (1.25 US cents) paid out last year.

Representing 50% of net profit of US$29.5 million in 2001, the dividend payout is an increase from 2000's 40% and above the Group's stated minimum policy of 33% of net profit. This dividend is not subject to tax at the Company level.

In spite of the tough global business environment in 2001, the Group achieved solid full-year net profit of US$29.5 million, down 15% from the 2000 net profit of US$34.8 million. While profits were lower for the full year, importantly, second-half results registered a 57% improvement versus the first half of 2001 and a 15% increase against the second half of 2000.

Overall sales volume during the year increased by 3%, continuing the growth trend sustained in the last five years. The Group further strengthened its business in Asia, successfully growing its market share in key product categories.

Commented Chairman Mr. Tony Chew, "Significantly, we are making progress in our strategy to migrate our product mix from traditional products to higher value-added premium products with greater margin growth and market potential. Combined with prudent cost and resource management, the Group was able to remain profitable and maintain a healthy balance sheet for future expansion."

As at the end of the financial year, the Group had a net cash balance of US$17.1 million, after taking into consideration substantial capital investments made during the year, a share buyback program and dividend payment in 2001.

Overall, weaker pricing in Europe and North America, currency translation in Asia and a slowdown in European sales resulted in a 9% decrease in Group turnover and a 15% decline in profits relative to 2001. Notwithstanding lower profit, the Company maintained gross profit margin of 30% and EBITDA margin of 21%, and achieved a healthy Return on Equity of 23%.

Mr. Chew said that the Group will press ahead with its four-pronged growth strategy: adding value to the business through the introduction of new higher-margin products, line extensions and innovative packaging formats; improving customer service standards; reducing costs while enhancing product quality; and building new markets.

Added Mr. Chew, "Del Monte Pacific would like to thank our shareholders, customers, business associates and employees for their continued support. Reflecting our focus on providing shareholder value, with our strong balance sheet and solid 2001 results, we decided to return more cash to shareholders. Going forward, we are committed to working to reward our shareholders for their faith and confidence in the Company."

About Del Monte Pacific Limited

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited is a group of companies (the "Group") engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte Brand in the Philippines, where it enjoys leading market shares across all major categories, and operates one of the world's largest integrated pineapple production facilities. The Group also possesses the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent, and has long-term supply

agreements with Del Monte trademark owners and licensees in North America, Europe and Asia. Introduced in 1892, the Del Monte brand is one of the best-known consumer brands around the world.

Del Monte Pacific Limited and its subsidiaries are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

MASNET No. 24 OF 25.04.2002
Announcement No. 24

DEL MONTE PACIFIC LIMITED

NOTICE OF ANNUAL GENERAL MEETING

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Third Annual General Meeting of Del Monte Pacific Limited ("the Company") will be held at the Hullet, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford & Westin Plaza), 2 Stamford Road, Singapore 178882 on Wednesday, 22 May 2002 at 2:00 p.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts of the Company for the year ended 31 December 2001 together with the Auditors' Report thereon.

(Resolution 1)

2. To approve the payment of the following Directors' remuneration and fees for:

Financial Year 2001-		US$788,516.56
Financial Year 2002 -		
Managing Directors of the Company	:	US$140,000 per annum each, payable monthly in arrears
Independent Directors and Audit Committee Members	:	US$40,000 per annum each, payable quarterly in arrears
All other directors	:	US$30,000 per annum each, payable quarterly in arrears.

(Resolution 2)

3. To re-appoint Arthur Andersen as the Auditors of the Company and of the Group and to authorise the Directors to fix their remuneration.

(Resolution 3)

4. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

5. Authority to allot and issue shares up to 50 per centum (50%) of issued capital

   That pursuant to Regulation 15(3)(b) of the Company's Articles of Association and Clause 941(3)(b) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors be and are hereby empowered to allot and issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued pursuant to this Resolution shall not exceed Fifty per centum (50%) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to existing shareholders shall not exceed Twenty per centum (20%) of the issued share capital of the Company for the time being, and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General Meeting. [See Explanatory Note (i)]

   (Resolution 4)

6. Approval for authority to offer and grant share options and to allot and issue new shares therefor

   That approval be and is hereby granted to the Directors of the Company, acting through its Del Monte Pacific Executive Stock Option Plan 1999 Committee ("ESOP Committee"), to offer and grant Market Price Options in accordance with the provisions of the Company's Executive Stock Option Plan 1999 ("the Scheme") and to issue from time to time such shares in the capital of the Company as may be issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time. [See Explanatory Note (ii)]

   (Resolution 5)

7. Approval of Shareholders' Mandate for Related Party Transactions

   That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Related Party Transactions, particulars of which are set out on page 91 of the Company's Prospectus dated 24 July 1999 ("Prospectus") with the Interested Persons described in the Prospectus and that such approval shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting. [See Explanatory Note (iii)]

   (Resolution 6)

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore,

25 April 2002

Explanatory Notes:

(i) The Ordinary Resolution proposed in item 5 above, if passed, will empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to allot and issue shares in the Company. The number of shares which the Directors may allot and issue under this Resolution would not exceed fifty per centum (50%) of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the existing issued share capital of the Company.

(ii) The Ordinary Resolution proposed in item 6 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to issue shares in the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option Plan 1999 (the "Scheme"). The amount of shares which the Directors may issue under this Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) The Ordinary Resolution proposed in item 7 above, if passed, will authorise the Related Party Transactions as described in the

Prospectus and recurring in the year. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

Notes:-

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. Persons holding shares through the Central Depository (Pte) Limited are required to also sign and return the instrument appointing the proxy if they wish to attend the meeting.

3. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315 at least 48 hours before the time appointed for the Annual General Meeting.

Submitted by Yvonne Choo, Company Secretary on 25/04/2002 to the SGX

MASNET No. 28 OF 25.04.2002
Announcement No. 28

DEL MONTE PACIFIC LIMITED

NOTICE OF GENERAL MEETING

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company will be held at The Hullet Room, Level 4, Raffles City Convention Centre (formerly known as The Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 22 May 2002 at 2.30 p.m. (or as soon thereafter following the conclusion of the 2002 Annual General Meeting to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modifications, the following Resolution which will be proposed as an Ordinary Resolution:

Ordinary Resolution

That:

(a) the exercise by the Directors of the Company of all the powers of the Company to purchase issued ordinary shares of US$0.01 each fully paid in the capital of the Company (**"Ordinary Shares"**) not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:-

(i) market purchases (each a **"Market Purchase"**) on the Singapore Exchange Securities Trading Limited (**"SGX-ST"**) or other stock exchange on which Ordinary Shares may for the time being be listed and quoted (**"Other Exchange"**); and/or

(ii) off-market purchases (each an **"Off-Market Purchase"**) if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

and otherwise in accordance with the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands and all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally;

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to paragraph (a) above may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on:

(i) the date on which the next Annual General Meeting of the Company is held; or

(ii) the date by which the next Annual General Meeting of the Company is required by law or the Article of Association of the Company to be held,

whichever is the earlier, provided that the authority shall be valid for a period not exceeding 12 months from the passing of this Resolution;

(c) in this Resolution:

"Prescribed Limit" means that number of issued Ordinary Shares representing ten per cent. of the issued ordinary share capital of the Company as at (i) the date of the last Annual General Meeting of the Company held before the passing of this Resolution, or (ii) the date of the passing of this Resolution, whichever is the higher; and

"Maximum Price" means, in relation to an Ordinary Share to be purchased in case of a Market Purchase, the amount (***excluding*** related brokerage, stamp duties, goods and services tax and other expenses) not exceeding the result, rounded up to the nearest half cent, of 105 per cent. multiplied by the Average Closing Price;

where:

"Average Closing Price" is the average of the closing market prices of an Ordinary Share for the five (5) market days on which transactions in the Ordinary Shares were recorded preceding the day of the Market Purchase; and

"closing market price" is the last dealt price for an Ordinary Share transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system, or (as the case may be) other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, as shown in any publication of the SGX-ST or other sources; and

For Off-Market Purchases, the Maximum Purchase Price (***excluding*** related brokerage, stamp duties, goods and services tax and other expenses) to be paid for an Ordinary Share must not exceed the result, rounded up to the nearest half cent, of 130 per cent. multiplied by the Average Closing Prices of the Ordinary Shares over the last five (5) market days on which transactions in the Ordinary Shares were recorded immediately preceding the date on which the Company announces its intentions to make an offer for the purchase or acquisition of ordinary shares stating therein the purchase price for each Ordinary Share and the relevant terms of the equal access scheme effecting the off-market purchase.

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

By Order of the Board

Yvonne Choo
Company Secretary
25 April 2002

Notes:

1. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315, not less than 48 hours before the time appointed for the General Meeting.

2. **PERSONS HOLDING SHARES IN THE CAPITAL OF THE COMPANY THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REMINDED THAT THE PROXY FORMS APPOINTING THEMSELVES AS PROXIES MUST SIMILARLY BE DEPOSITED NOT LESS THAN 48 HOURS BEFORE THE TIME APPOINTED FOR THE GENERAL MEETING IN ORDER FOR SUCH PERSONS TO BE ABLE TO ATTEND AND/OR VOTE AT SUCH MEETING.**

Submitted by Yvonne Choo, Company Secretary on 25/04/2002 to the SGX

SEC NO. 82-5068

MASNET No. 42 OF 15.05.2002
Announcement No. 72

DEL MONTE PACIFIC LIMITED

SUPPLEMENT TO CIRCULAR DATED 25 APRIL 2002
RE: PROPOSED SHARE PURCHASE MANDATE

Supplement to Circular.pdf

Submitted by Yvonne Choo, Company Secretary on 15/05/2002 to the SGX

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands on 27 May 1999)

PROPOSED SHARE PURCHASE MANDATE

1. <u>**Introduction**</u>

1.1 **Circular**. On 25 April 2002, Del Monte Pacific Limited ("**DMPL**") had despatched a circular ("**Circular**") to seek the approval of DMPL shareholders at a general meeting ("**General Meeting**") to be held on 22 May 2002 for the adoption of a fresh mandate ("**Share Purchase Mandate**") to permit DMPL to purchase or otherwise acquire its issued ordinary shares of US$0.01 each ("**DMPL Shares**"). Terms defined in the Circular have the same meanings when used herein.

1.2 **Restrictions on DMH Group and MCI Group**. The Securities Industry Council ("**SIC**") had on 19 April 2002 ruled ("**Initial Ruling**") that:

(1) the DMH Group and its concert parties would be required to make a take-over offer for DMPL if their aggregate shareholdings in DMPL increase by more than one per cent. within any six-month period as a result of DMPL buying back DMPL Shares pursuant to the Share Purchase Mandate - see Section 2.14(1) of the Circular. Such requirement would be waived if the DMH Group and its concert parties comply with the conditions set out in Sections 2.14(1)(a) to (f) of the Circular; and

(2) the MCI Group and its concert parties would be obliged to make a take-over offer for DMPL if the DMH Group is obliged but fails to make a general offer for DMPL as a result of DMPL buying back DMPL Shares pursuant to the Share Purchase Mandate - see Section 2.14(2) of the Circular.

Accordingly, the DMH Group and the MCI Group have accepted the restrictions set out in Sections 2.16, 2.17, 2.22 and 2.23 of the Circular.

2. <u>**Supplement to Circular**</u>

2.1 **Subsequent Ruling**. SIC had on 29 April 2002 ruled ("**Subsequent Ruling**") that:

(1) the DMH Group and the MCI Group are parties acting in concert in relation to their holdings of DMPL Shares; and

(2) the Initial Ruling, as set out in Sections 2.14(1) and 2.14(2) of the Circular, is superseded.

2.2 **Implications.** In view of the Subsequent Ruling, the restrictions set out in Sections 2.16, 2.17, 2.22, 2.23 and the first paragraph of Section 2.18 of the Circular would no longer be applicable. Accordingly:

(1) the DMH Group and its concert parties would not be required to make a take-over offer for DMPL if their aggregate shareholdings in DMPL increase by more than one per cent. in any six-month period as a result of the buy-backs of DMPL Shares by DMPL pursuant to the Share Purchase Mandate.

This is provided that the DMH Group and the MCI Group (a) are parties acting in concert in relation to their holdings of DMPL Shares and (b) together hold more than 50 per cent. of the issued share capital of DMPL;

(2) the MCI Group and its concert parties would not be required to make a take-over offer for DMPL if the DMH Group is obliged but fails to make a take-over offer for DMPL as a result of the buy-backs of DMPL Shares by DMPL pursuant to the Share Purchase Mandate, provided that the conditions set out in Section 2.2(1)(a) and (b) above are met;

(3) the nominee Directors of the DMH Group and the MCI Group on the Board of Directors of DMPL would not be precluded from giving their recommendation on the Share Purchase Mandate to the DMPL shareholders; and

(4) the DMH Group and the MCI Group would not be precluded from voting their DMPL Shares on the resolution to approve the Share Purchase Mandate at the General Meeting.

2.3 **Supplement to Circular.** In view of the above, DMPL Shareholders should note that:

(1) the undertakings given by the DMH Group and the MCI Group in Sections 2.16 and 2.17 of the Circular, respectively, (i.e., the undertakings by the DMH Group and the MCI Group not to acquire additional DMPL Shares) are hereby revoked. Accordingly, subject to the proviso in Section 2.2(1) above:

(a) the DMH Group would not be required to make a take-over offer for DMPL if their aggregate shareholdings in DMPL increase by more than one per cent. in any six-month period as a result of the buy-backs of DMPL Shares by DMPL pursuant to the Share Purchase Mandate; and

(b) the MCI Group would not be required to make a take-over offer for DMPL if the DMH Group is obliged but fails to make a take-over offer for DMPL as a result of the buy-backs of DMPL Shares by DMPL pursuant to the Share Purchase Mandate;

(3) the nominee Directors of the DMH Group and the MCI Group on the Board of Directors of DMPL (namely, Mr Luis P. Lorenzo, Jr., Mr Stefano Di Bella, Mr Martin P. Lorenzo, Mr Thomas F. Warner, Mr Filipo Fucile, Mr Jacques Fragis, Mr Richard W. Blossom and Mr

Patrick L. Go) recommend that DMPL shareholders vote in favour of the Ordinary Resolution relating to the Share Purchase Mandate at the General Meeting;

(4) the DMH Group and the MCI Group will not be required to abstain from voting their DMPL Shares on the Ordinary Resolution relating to the Share Purchase Mandate at the General Meeting. The DMH Group and the MCI Group will vote their DMPL Shares on the Ordinary Resolution as they deem fit; and

(5) notwithstanding Section 2.18 of the Circular, DMPL Shareholders, by voting in favour of the Share Purchase Mandate at the General Meeting, will not have any effect of waiving any rights to a general offer by the DMH Group and the MCI Group by reason of purchases of DMPL Shares by the Company pursuant to the Share Purchase Mandate, as the DMH Group and the MCI Group will, in view of the Subsequent Ruling, not be required to make a general offer for DMPL by reason of purchases of DMPL Shares by DMPL pursuant to the Share Purchase Mandate.

2.4 **No Other Changes.** The date, time and place for the General Meeting and, save as stated above, all other matters contained in the Circular remain unchanged.

3. Special Note

DMPL shareholders should note that this Announcement and the Circular shall be read and construed as one document and this Announcement shall be considered as part of the Circular. Accordingly, the term "**Circular**" as used in the Circular, and all references thereto, shall for all purposes refer to the Circular as supplemented by this Announcement.

By order of the Board
DEL MONTE PACIFIC LIMITED

Yvonne Choo
Company Secretary

Singapore
15 May 2002

MASNET No. 38 OF 22.05.2002
Announcement No. 43

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

ANNUAL GENERAL MEETING

The Directors of Del Monte Pacific Limited ("the Company") are pleased to announce that at the Annual General Meeting of the Company held on 22 May 2002, all resolutions relating to matters set out in the Notice of the meeting were duly passed.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 22/05/2002 to the SGX

MASNET No. 52 OF 22.05.2002
Announcement No. 57

SEC NO. 82-5068

DEL MONTE PACIFIC LIMITED

GENERAL MEETING

The Directors of Del Monte Pacific Limited ("the Company") are pleased to announce that at the General Meeting of the Company held on 22 May 2002, all resolutions relating to matters set out in the Notice of the meeting were duly passed.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 22/05/2002 to the SGX

SEC NO. 82-5(

CIRCULAR DATED 25 APRIL 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in the capital of Del Monte Pacific Limited, you should immediately hand this Circular and the enclosed Proxy Form to the purchaser or the bank, stockbroker or agent through whom you effected the sale for onward transmission to the purchaser.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

Del Monte

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

PERSONS HOLDING SHARES THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REQUIRED TO SIGN AND RETURN THE ENCLOSED PROXY FORM IF THEY WISH TO ATTEND AND/OR VOTE AT THE GENERAL MEETING

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE PROPOSED SHARE PURCHASE MANDATE

IMPORTANT DATES AND TIMES:

Last date and time for lodgement of Proxy Form	:	20 May 2002 at 2.30 p.m.
Date and time of General Meeting	:	22 May 2002 at 2.30 p.m. (or as soon thereafter following the conclusion of the 2002 Annual General Meeting to be held at 2.00 p.m. on the same day and at the same place)
Place of General Meeting	:	The Hullet Room, Level 4 Raffles City Convention Centre Raffles the Plaza (formerly known as the Westin Stamford and Westin Plaza) 2 Stamford Road Singapore 178882

CONTENTS

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands on 27 May 1999)

Directors:

Mr Tony Chew Leong-Chee *(Independent Director)*
Mr Luis P. Lorenzo, Jr.
Mr Stefano Di Bella
Mr Martin P. Lorenzo
Mr Thomas F. Warner
Mr Filippo Fucile
Mr Jacques Fragis
Mr Richard W. Blossom
Mr Patrick L. Go
Mr Michael Hwang *(Independent Director)*
Mr Godfrey E. Scotchbrook *(Independent Director)*

Registered Office:

Craigmuir Chambers
Road Town, Tortola
British Virgin Islands

25 April 2002

To: The shareholders of
DEL MONTE PACIFIC LIMITED

Dear Sir/Madam

THE PROPOSED SHARE PURCHASE MANDATE

1. INTRODUCTION

1.1 The Original Share Purchase Mandate

At a General Meeting ("**2001 GM**") of Del Monte Pacific Limited (the "**Company**" or "**DMPL**") held on 29 May 2001, shareholders of DMPL ("**Shareholders**") approved the adoption of a mandate (the "**Original Mandate**") to permit the Company to purchase or otherwise acquire its issued ordinary shares of US$0.01 each (the "**Ordinary Shares**"). The rationale for, the authority and limitations on, and the financial effects of, the Original Mandate were set out in the Company's Circular to Shareholders dated 4 May 2001 (the "**2001 Circular**").

The Original Mandate was expressed to take effect on the date of the passing of the Ordinary Resolution relating thereto at the 2001 GM and expire on the date of the forthcoming annual general meeting of the Company to be convened on 22 May 2002 (the "**AGM**") or until it was varied or revoked by the Company in general meeting (if so varied or revoked prior to the AGM). To date, no repurchases of Ordinary Shares have been effected under the Original Mandate.

1.2 Proposed Adoption of Fresh Mandate

The directors of DMPL (the "**Directors**") are convening a General Meeting of the Company ("**GM**") to be held on 22 May 2002 to seek the approval of Shareholders for the adoption of a fresh mandate (the "**Share Purchase Mandate**") to replace the Original Mandate which would expire as of the date of the AGM.

The purpose of this Circular is to provide information on the proposed adoption of the Share Purchase Mandate.

2. THE PROPOSED SHARE PURCHASE MANDATE

2.1 The Proposed Share Purchase Mandate

Approval is being sought from Shareholders at the GM for the adoption of a general and unconditional mandate for the purchase by the Company of its issued ordinary shares of US$0.01 each. Accordingly, a resolution will be proposed as an ordinary resolution (the "**Ordinary Resolution**") whereby the Share Purchase Mandate will be given to the Directors to exercise all powers of the Company to purchase issued Ordinary Shares on the terms of the Share Purchase Mandate.

If the Ordinary Resolution is approved by Shareholders at the GM, the authority conferred by the Share Purchase Mandate will continue in force until the next annual general meeting of the Company (whereupon it will lapse, unless renewed at such meeting) or until it is varied or revoked by the Company in general meeting (if so varied or revoked prior to the next annual general meeting), provided that the Share Purchase Mandate shall be valid for a period not exceeding 12 months from the date of the GM at which the Share Purchase Mandate is approved (the "**Approval Date**").

As the Company is incorporated in the British Virgin Islands ("**BVI**"), it is not subject to the Companies Act, Chapter 50 of Singapore. Any purchase of Ordinary Shares by the Company will have to be made in accordance with, and in the manner prescribed by, the International Business Companies Ordinance, Chapter 291 of the laws of the BVI (the "**BVI Companies Act**"), the listing manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and such other laws and regulations as may for the time being be applicable.

2.2 The BVI Companies Act

Under the BVI Companies Act and the Articles of Association of the Company, the purchase by the Company of its shares may be made at a price lower than fair value and may only be funded out of its surplus or in exchange for newly issued shares of equal value. In particular, the purchase of its shares may be funded out of surplus available for dividend or distribution including its share premium account before the shares are purchased.

Surplus is defined by the BVI Companies Act in relation to a company as the excess, if any, at the time of the determination, of the total assets of the company over the sum of its total liabilities, as shown in the books of account, plus its capital. Capital is defined as the sum of aggregate par value of all outstanding shares and shares held by the Company as treasury shares, and in case of shares without par value, aggregate of amounts designated as capital by the directors and shares without par value held as treasury shares, plus amounts as are transferred from time to time from surplus to capital by resolution of the directors.

After determining the funds available as surplus as shown in the books of accounts, the Board of Directors must have, before the purchase of Ordinary Shares, made the following determinations:

(a) that immediately after the purchase, redemption or acquisition, the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

(b) the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes as shown in the books of accounts, and its capital.

This is in compliance with the statutory test set out in Section 33(2) of the BVI Companies Act, which provides that the Company may not purchase, redeem or otherwise acquire its shares unless the directors make such determinations. To ensure that the statutory tests are met, all purchases of Ordinary Shares in accordance with the Share Purchase Mandate shall be subject to the prior review and endorsement of both the Chief Financial Officer and Managing Director based on guidelines determined by the Board of Directors.

As at 18 April 2002, being the latest practicable date prior to the printing of this Circular (the "**Latest Practicable Date**"), the Directors confirm that the Company has sufficient surplus available to purchase the Company's shares in accordance with Section 33(2) of the BVI Companies Act. The Company will, from time to time, evaluate the fair value of its shares on the basis of its net tangible asset backing, projected performance of the Company and industry market comparables to determine the appropriate time to purchase Ordinary Shares in order to enhance shareholder value.

2.3 Authority and Limitations under the Share Purchase Mandate

In accordance with the BVI Companies Act and the SGX-ST listing manual ("**Listing Manual**"), the authority and limitations in relation to any purchases of Ordinary Shares by the Company under the proposed Share Purchase Mandate are the same as those under the Original Mandate and are summarised below:

(a) Maximum number of Ordinary Shares

Only Ordinary Shares which are issued and fully paid-up may be purchased by the Company.

The total number of Ordinary Shares that may be purchased is limited to that number of Ordinary Shares representing not more than ten per cent. of the issued ordinary share capital of the Company as at:

(i) the date of the last annual general meeting of the Company; or

(ii) the Approval Date,

whichever is the higher.

Purely for illustrative purposes, on the basis of 1,071,629,194 issued Ordinary Shares as at the Latest Practicable Date, and assuming that no further Ordinary Shares are issued prior to the GM, not more than 107,162,919 issued Ordinary Shares (representing ten per cent. of the issued ordinary share capital of the Company as at that date) may be purchased by the Company pursuant to the Share Purchase Mandate.

(b) Duration of Authority

Purchases of Ordinary Shares may be made, at any time and from time to time, from the Approval Date up to:

(i) the date on which the next annual general meeting of the Company is held or required by law or the Article of Association of the Company to be held; or

(ii) the date on which the authority contained in the Share Purchase Mandate is revoked or varied,

whichever is earlier, provided that the Share Purchase Mandate shall be valid for a period not exceeding 12 months from the Approval Date.

(c) Manner of Purchase

The Company intends to comply with Clause 948 of the Listing Manual in relation to its share purchases pursuant to the Share Purchase Mandate notwithstanding the absence of any such requirements under the BVI Companies Act and/or in the Memorandum and the Articles of Association of the Company.

In accordance with Clause 948 of the Listing Manual, purchases of Ordinary Shares may be made in the following manner:

(i) by way of on-market purchases on a stock exchange ("**Market Purchases**"); and/or

(ii) by way of an off-market acquisition on an equal access scheme which satisfies all the following conditions ("**Off-Market Purchases**"):

(aa) the offers under the scheme are to be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(bb) all of those persons have a reasonable opportunity to accept the offers made to them; and

(cc) the terms of all the offers are the same except that there shall be disregarded (1) differences in consideration attributable to the fact that the offers relate to shares with different accrued dividend entitlements; (2) differences in consideration attributable to the fact that the offers relate to shares with different amounts remaining unpaid; and (3) differences in the offers introduced solely to ensure that each member is left with a whole number of shares.

Market Purchases refer to purchases of Ordinary Shares by the Company effected on the SGX-ST, or any other exchange on which Ordinary Shares may for the time being be listed and quoted, through one or more duly-licensed stockbrokers appointed by the Company for that purpose.

Off-Market Purchases refer to purchases of Ordinary Shares by the Company effected under an equal access scheme(s) for the purchase of Ordinary Shares. The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the provisions of the Listing Manual and the BVI Companies Act as they consider fit in the interests of the Company in connection with or in relation to an equal access scheme(s).

For Off-Market Purchases, the Company will issue an offer document to all Shareholders which will contain the following information:

(i) the terms and conditions of the offer;

(ii) the period and procedures for acceptances;

(iii) the reasons for the proposed share purchase and the consequences, if any, of the share purchase on the Company that will arise under the Code (as defined below) or other applicable rules;

(iv) whether the share purchases, if made, would have any effect on the listing of the Ordinary Shares on the SGX-ST; and

(v) details of any share purchases made by the Company in the previous 12 months whether through Market Purchases or Off-Market Purchases, including total number of Ordinary Shares purchased, the purchase price per share or the highest and lowest prices paid for such purchases of Ordinary Shares, where relevant, and the total consideration paid for such purchases.

(d) Maximum Purchase Price

In the case of Market Purchases, the purchase price (***excluding*** related brokerage, stamp duties, goods and services tax and other expenses) (the "**Maximum Purchase Price**") to be paid for an Ordinary Share will be determined by the Directors. However, the Maximum Purchase Price must not exceed 105 per cent. of the Average Closing Price (as defined below), rounded up to the nearest half cent.

For the above purpose, "**Average Closing Price**" means the average of the closing market prices of an Ordinary Share for the five (5) market days on which transactions in the Ordinary Shares were recorded, preceding the day of the Market Purchase. The "**closing market price**" means the last dealt price for an Ordinary Share transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system, or (as the case may be) other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, as shown in any publication of the SGX-ST or other sources.

For example, if the Average Closing Price is S$0.445, the Maximum Purchase Price payable by the Company for a Market Purchase of an Ordinary Share would be S$0.46725, being the result of 105 per cent. of S$0.445, that is, S$0.467, rounded up to the nearest half cent.

For Off-Market Purchases, the purchase price (***excluding*** related brokerage, stamp duties, goods and services tax and other expenses) (the "**Off-Market Maximum Purchase Price**") to be paid for an Ordinary Share will be determined by the Directors. However, the Off-Market Maximum Purchase Price must not exceed the result, rounded up to the nearest half cent, of 130 per cent. multiplied by the average closing prices of the Ordinary Shares over the last five (5) market days on which transactions in the Ordinary Shares were recorded immediately preceding the date on which the Company announces its intentions to make an offer for the purchase or acquisition of Ordinary Shares stating therein the purchase price for each Ordinary Share and the relevant terms of the equal access scheme effecting the Off-Market Purchase.

For example, if the Average Closing Price is S$0.445, the Off-Market Maximum Purchase Price payable by the Company for an Off-Market Purchase of an Ordinary Share would be S$0.5785, being the result of 130 per cent. of S$0.445, that is, S$0.579, rounded up to the nearest half cent.

2.4 Status of purchased Ordinary Shares

Under the BVI Companies Act and the Company's Memorandum and Articles of Association, the Ordinary Shares that are purchased by the Company may be cancelled or held as treasury shares. However, as with the Original Mandate, the Directors have decided that all Ordinary Shares purchased by the Company pursuant to the Share Purchase Mandate will be cancelled.

Ordinary Shares purchased by the Company which are cancelled will be automatically delisted by the SGX-ST. Certificates in respect of cancelled purchased Ordinary Shares will be cancelled and destroyed by the Company as soon as reasonably practicable following settlement of any such purchase. The Ordinary Shares will be cancelled to further enhance the Company's return on equity and increase the value of its equity for its shareholders.

2.5 Source of funds

In purchasing Ordinary Shares pursuant to the proposed Share Purchase Mandate, the Company may only apply funds available for such purchases in accordance with the BVI Companies Act and Articles of Association of the Company. In particular, the purchase of Ordinary Shares may only be funded out of the Company's surplus.

The Company intends to use principally its internal sources of funds to finance the purchase or acquisition of Ordinary Shares, including its revenue reserves. If such internal sources of funds are depleted for working capital or investment purposes, the Directors may consider borrowing to finance such purchases of Ordinary Shares, if considered beneficial to the Company. The Directors will consider the appropriate gearing level to ensure solvency. The Directors do not propose to exercise the Share Purchase Mandate in a manner and to such extent that the working capital requirements or investment ability of the Company would be materially and adversely affected. The purchase of the shares will only be effected after considering relevant factors such as working capital requirements, availability of financial resources, expansion and investment plans of the Company and its subsidiaries as a whole and prevailing market conditions.

2.6 Financial Effects

Ordinary Shares purchased by the Company shall be cancelled by the Company. The purchase of Ordinary Shares will therefore result in a reduction in the capital of the Company by an amount equivalent to the par value of the Ordinary Shares and in the Company's surplus, which consists of the share premium, translation reserves and revenue reserves (**"Distributable Reserves"),** by the balance of the purchase price. If the capital of the Company is reduced by a cancellation of Ordinary Shares, the Directors must have, before the cancellation, made determinations to ensure that:

(a) the capital of the Company will not be reduced to an amount that is less than the sum of the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company;

(b) a reduction of capital will not be effected unless the Directors determine that immediately after reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of business, and that the realisable value of the assets of the Company will not be less than its total liabilities other than deferred taxes, as shown in the books of account, and its remaining capital.

It is not possible for the Company to realistically calculate or quantify the impact of purchases that may be made pursuant to the proposed Share Purchase Mandate on the net asset value and earnings per Ordinary Share as it would largely depend, *inter alia*, on the aggregate number of Ordinary Shares purchased and the consideration paid at the relevant time. However, on the basis of the consolidated financial position of the Company as at 31 December 2001 (being the date to which the latest published audited financial statements of the Company have been made up) and, in particular, having regard to the amount of Distributable Reserves that are available for payment as dividends, the working capital and gearing position of the Company at that time and the number of Ordinary Shares as at the Latest Practicable Date, the Directors consider that the purchase of up to the maximum number of Ordinary Shares permitted by the Share Purchase Mandate during the period which the Share Purchase Mandate is expressed to be in force is not expected to have an adverse effect on the consolidated financial position of the Company.

Illustrations of the impact of the share purchases of the Company pursuant to the Share Purchase Mandate on the financial position of the Del Monte Pacific Limited group of companies (the "**DMPL Group**") and the Company are set out below, with the assumptions that the Average Closing Price is S$0.445 and using an exchange rate of US$1:S$1.82.

Based on the existing 1,071,629,194 issued Ordinary Shares of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 107,162,919 Ordinary Shares. In the case of Market Purchases by the Company at the Maximum Purchase Price of S$0.467 or US$0.257, which is five (5) per cent. above the Average Closing Price, the maximum amount of funds required for the purchase of up to 107,162,919 Ordinary Shares is US$27,540,870. In the case of an Off-Market Purchase, the Off-Market Maximum Purchase Price is S$0.579 or US$0.318, which is 30 per cent. above the average of the closing market prices of an Ordinary Share for the five (5) market days on which transactions in the Ordinary Shares were recorded, preceding the date of the announcement of offer for the Off-Market Scheme, the maximum amount of funds required for the purchase of up to 107,162,919 Ordinary Shares is US$34,077,808.

Based on the above, the impact of the share purchases by the Company pursuant to the Share Purchase Mandate on the DMPL Group's and the Company's audited financial accounts for the financial year ended 31 December 2001 is as follows:

(i) If Ordinary Shares are purchased pursuant to the Share Purchase Mandate through Market Purchases:

	Notes	Group		Company	
		Before Share Buy-back	After Share Buy-back	Before Share Buy-back	After Share Buy-back
Issued and paid-up ordinary shares as at 31 December 2001 ('000)		1,071,629	1,071,629	1,071,629	1,071,629
Purchase and cancellation of shares ('000)		—	(107,163)	—	(107,163)
Issued and paid-up ordinary shares ('000)		1,071,629	964,466	1,071,629	964,466
Issued and paid-up share capital as at 31 December 2001 (US$'000)		10,716	10,716	10,716	10,716
Purchase and cancellation of shares (US$'000)		—	(1,072)	—	(1,072)
Issued and paid-up share capital (US$'000)		10,716	9,644	10,716	9,644
Share premium (US$'000)		65,815	39,346	65,954	39,485
Translation reserves (US$'000)		(61,953)	(61,953)	—	—
Revenue reserves (US$'000)		114,596	114,596	493	493
Adjusted share capital & reserves (US$'000)		129,174	101,633	77,163	49,622
Net tangible assets as at 31 December 2001 (US$'000)		119,252	91,711	77,163	49,622
Net tangible assets per ordinary share (US cents)		11.13	9.51	7.20	5.15
Profit after taxation (US$'000)		29,507	29,507	n/m	n/m
Earnings per ordinary share (US cents)					
– Based on weighted average number of ordinary shares	(1)	2.73	3.06	n/m	n/m
– Based on issued and outstanding ordinary shares	(2)	2.73	3.06	n/m	n/m

n/m - not meaningful

(ii) If Ordinary Shares are purchased pursuant to the Share Purchase Mandate through Off-Market Purchases:

	Notes	Group Before Share Buy-back	Group After Share Buy-back	Company Before Share Buy-back	Company After Share Buy-back
Issued and paid-up ordinary shares as at 31 December 2001 ('000)		1,071,629	1,071,629	1,071,629	1,071,629
Purchase and cancellation of shares ('000)		—	(107,163)	—	(107,163)
Issued and paid-up ordinary shares ('000)		1,071,629	964,466	1,071,629	964,466
Issued and paid-up share capital as at 31 December 2001 (US$'000)		10,716	10,716	10,716	10,716
Purchase and cancellation of shares (US$'000)		—	(1,072)	—	(1,072)
Issued and paid-up ordinary shares (US$'000)		10,716	9,644	10,716	9,644
Share premium (US$'000)		65,815	32,809	65,954	32,948
Translation reserves (US$'000)		(61,953)	(61,953)	—	—
Revenue reserves (US$'000)		114,596	114,596	493	493
Adjusted share capital & reserves (US$'000)		129,174	95,096	77,163	43,085
Net tangible assets as at 31 December 2001 (US$'000)		119,252	85,174	77,163	43,085
Net tangible assets per ordinary share (US cents)		11.13	8.83	7.20	4.47
Profit after taxation (US$'000)		29,507	29,507	n/m	n/m
Earnings per ordinary share (US cents)					
- Based on weighted average number of ordinary shares	(1)	2.73	3.06	n/m	n/m
- Based on issued and outstanding ordinary shares	(2)	2.73	3.06	n/m	n/m

n/m - not meaningful

Notes:

(1) Earnings per Ordinary Share for the 12-month period ended 31 December 2001 before share buy-back, based on existing issued share capital and on fully diluted basis, are calculated on the basis of weighted average issued shares of 1,080,924,848 Ordinary Shares after taking into account the monthly changes in the share capital balance resulting from share buyback of 66,247,949 Ordinary Shares during the year. These Ordinary Shares were cancelled thus reducing the issued and paid-up capital of the Company to 1,071,629,194 Ordinary Shares. Such share purchases in the year ended 31 December 2001 were made pursuant to the then-existing share purchase mandate which expired on 29 May 2001 and was replaced by the Original Mandate on the same date. As at the Latest Practicable Date, the Company has not purchased any Ordinary Shares pursuant to the Original Mandate.

(2) Earnings per Ordinary Share for the 12-month period ended 31 December 2001 after share buy-back is based on estimated issued share capital of 964,466,275 Ordinary Shares calculated based on existing issued share capital as of 31 December 2001 of 1,071,629,194 Ordinary Shares less estimated share buyback of 107,162,919 Ordinary Shares.

As illustrated above, the purchase of Ordinary Shares by the Company will:

(A) reduce the number of outstanding Ordinary Shares of the Company;

(B) decrease the consolidated net tangible assets per Ordinary Share of the DMPL Group; and

(C) increase the consolidated earnings per Ordinary Share of the DMPL Group.

Shareholders should note, however, that the actual financial impact of purchases of Ordinary Shares will depend on the number and price of the Ordinary Shares purchased. The Directors do not propose to exercise the Share Purchase Mandate to such an extent that it would have a material adverse effect on the working capital requirements of the Company.

It is not one of the main purposes of the Share Purchase Mandate to assist any Shareholder or its concert parties to obtain or consolidate control of the Company. The Directors will decide when, how many and on what terms to purchase any Ordinary Shares pursuant to the Share Purchase Mandate in the interests of the Company and its Shareholders as a whole, taking into account various commercial considerations such as the financial effects of such purchases on the Company, working capital requirements, availability of financial resources, the expansion and investment plans of the Company and the prevailing market conditions. If it becomes necessary for funds to be borrowed, the Directors will consider the appropriate gearing level to ensure the solvency of the Company. The proposed Share Purchase Mandate will only be exercised with a view to enhance the earnings per Ordinary Share of the DMPL Group.

2.7 SGX-ST Listing Rules

The listing rules of the SGX-ST (the "**Listing Rules**") specify that, in the case of a Market Purchase, a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. on the market day following the day of purchase of any of its shares. Such announcement must include details of the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable. In the case of an Off-Market Purchase, a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. of the second market day following the close of acceptances of the offer.

While the Listing Rules do not expressly prohibit any purchase of shares by a listed company during any particular time or times, because the listed company would be regarded as an "insider" in relation to any proposed purchase of its issued shares, the Company will not undertake any purchase of Ordinary Shares pursuant to the proposed Share Purchase Mandate at any time after a price sensitive development has occurred or has been the subject of a decision until the price sensitive information has been publicly announced. In particular, in line with the Company's Best Practices Guide on Securities Dealings patterned after the Best Practices Guide issued by the SGX-ST, the Company would not purchase any Ordinary Shares through Market Purchases during the period of one month immediately preceding the announcement of the Company's interim (half-year) results and annual (full-year) results respectively.

Clause 926 of the Listing Manual requires a listed company to ensure that at least 10 per cent. of any class of its listed securities must be held by public shareholders. The term "public shareholders" is defined in the Listing Manual as persons other than the directors, chief executive officer or substantial shareholders of the company and its subsidiaries, as well as the associates of such persons. As at the Latest Practicable Date, the DMH Group (as defined in Paragraph 2.9 below) and the MCI Group (as defined in Paragraph 2.10 below) held in aggregate 40.03 per cent. and 26.54 per cent. of the issued Ordinary Shares of the Company respectively. In addition, the Independent Directors and other substantial shareholders of the Company held in aggregate 8.93 per cent. of the issued Ordinary Shares of the Company. On the basis of the foregoing, 24.50 per cent. of the issued Ordinary Shares of the Company is held by public shareholders. Accordingly, the Company is of the view that there is a sufficient number of the Ordinary Shares in issue held by public shareholders which would permit the Company to undertake purchases or acquisitions of

its Ordinary Shares through Market Purchases up to the full 10 per cent. limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Ordinary Shares on the SGX-ST, and that the number of Ordinary Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity or to affect orderly trading.

2.8 Obligation to Make a General Take-over Offer

If, as a result of any purchase by the Company of its Ordinary Shares, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers, as amended (the "**Code**"). If such increase results in a change in control, or as a result of such increase a Shareholder or group of Shareholders acting in concert obtain or consolidate control, it may in certain circumstances give rise to an obligation to make a general offer for Ordinary Shares under Rule 14 of the Code.

Under the Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal) co-operate, through the acquisition by any of them of shares in a company to obtain or consolidate effective control of that company. Unless the contrary is established, the following persons will be presumed to be acting in concert:

(i) a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, all with each other. For this purpose, ownership or control of at least 20 per cent. but not more than 50 per cent. of the voting rights of a company will be regarded as the test of associated company status; and

(ii) a company with any of its directors (together with their close relatives and related trusts as well as companies controlled by any of the directors, their close relatives and related trusts). For this purpose, close relatives include immediate family, i.e., parents, siblings, spouse and children.

A shareholder and persons acting in concert with him will incur an obligation to make a take-over offer under Rule 14 of the Code after a share buy-back if, *inter alia*:

(a) he and/or persons acting in concert with him (together holding between 30 per cent. and 50 per cent. of the company's voting rights and who would increase their voting rights by more than one per cent. in the preceding six months as a result of the purchases by the company of its shares) has/have acquired any shares between the date of the notice of resolution to authorise the share purchase mandate by the company's shareholders and the earlier of:

   (i) the date the next annual general meeting is or is required to be held after the date the resolution in question is passed; or

   (ii) when the company has purchased such number of shares as authorised by its shareholders at the latest general meeting or when the company has decided to cease buying back its shares, as the case may be; or

(b) he and/or persons acting in concert with him (together holding between 30 per cent. and 50 per cent. of the company's voting rights and who would increase their voting rights by less than one per cent. in the preceding six months as a result of the purchases by the company of its shares) has/have acquired such shares when the resolution to authorise the share purchase mandate by the company's shareholders is in force which, when aggregated with the increase in voting rights as a result of the share purchases by the company, exceed one per cent. in the preceding six months after such share purchases.

The circumstances under which Shareholders of the Company (including Directors of the Company) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 of the Code after a purchase or acquisition of Ordinary Shares by the Company are set out in Appendix 2 of the Code.

The effect of Appendix 2 of the Code is that, unless exempted, Directors of the Company and persons acting in concert with them will incur an obligation to make a take-over offer for the Company under Rule 14 if, as a result of the Company purchasing or acquiring its Ordinary Shares, the voting rights of such Directors and their concert parties would increase to 30 per cent. or more, or in the event that such Directors and their concert parties hold between 30 per cent. and 50 per cent. of the Company's voting rights, the voting rights of such Directors and their concert parties would increase by more than one per cent. in any period of six months.

2.9 Del Monte Holdings Limited and its Concert Parties

As at the Latest Practicable Date:

(a) Del Monte Holdings Limited ("**DMH**") holds 428,570,000 Ordinary Shares, representing approximately 39.99 per cent. of the issued share capital of the Company;

(b) Del Monte Group Limited ("**DMG**") is the holder of the entire issued share capital of DMH. Accordingly, DMH regards DMG to be its concert party with respect to DMH's shareholdings in the Company;

(c) Del Monte Overseas Limited ("**DMO**") is the holder of the entire issued share capital of DMG. Accordingly, DMH regards DMO to be its concert party with respect to DMH's shareholdings in the Company;

(d) Cirio Del Monte N.V. ("**Cirio NV**") is the holder of the entire issued share capital of DMO. Accordingly, DMH regards Cirio NV to be its concert party with respect to DMH's shareholdings in the Company;

(e) Cirio Finanziaria S.p.A. ("**Cirio SpA**") is the holder of the entire issued share capital of Cirio NV. Accordingly, DMH regards Cirio SpA to be its concert party with respect to DMH's shareholdings in the Company;

(f) Mr Stefano Di Bella is a nominee Director of DMH on the Board of Directors of the Company. Accordingly, DMH regards Mr Di Bella to be its concert party with respect to DMH's shareholdings in the Company;

(g) Mr Jacques Fragis is a nominee Director of DMH on the Board of Directors of the Company. Accordingly, DMH regards Mr Fragis to be its concert party with respect to DMH's shareholdings in the Company;

(h) Mr Filippo Fucile is a nominee Director of DMH on the Board of Directors of the Company. Accordingly, DMH regards Mr Fucile to be its concert party with respect to DMH's shareholdings in the Company; and

(i) Mr Thomas F. Warner is a nominee Director of DMH on the Board of Directors of the Company. Accordingly, DMH regards Mr Warner to be its concert party with respect to DMH's shareholdings in the Company.

As at the Latest Practicable Date, DMH, DMG, DMO, Cirio NV, Cirio SpA, Mr Di Bella, Mr Fragis, Mr Fucile and Mr Warner (collectively referred to as the "**DMH Group**") held in aggregate 428,966,000 Ordinary Shares, representing approximately 40.03 per cent. of the issued Ordinary Shares of the Company.

2.10 MCI, Inc. and its Concert Parties

As at the Latest Practicable Date:

(a) MCI, Inc. ("**MCI**") holds 223,404,162 Ordinary Shares, representing approximately 20.85 per cent. of the issued share capital of the Company;

(b) Macondray & Co, Inc. ("**Macondray**") is the holder of the entire issued share capital of MCI. Accordingly, MCI regards Macondray to be its concert party with respect to MCI's shareholdings in the Company;

(c) Mr Richard W. Blossom is a nominee Director of MCI on the Board of Directors of the Company. Accordingly, MCI regards Mr Blossom to be its concert party with respect to MCI's shareholdings in the Company;

(d) Mr Patrick L. Go is a nominee Director of MCI on the Board of Directors of the Company. Accordingly, MCI regards Mr Go to be its concert party with respect to MCI's shareholdings in the Company;

(e) Mr Luis P. Lorenzo, Jr is a nominee Director of MCI on the Board of Directors of the Company and is also a director and shareholder of Macondray. Accordingly, MCI regards Mr Luis Lorenzo to be its concert party with respect to MCI's shareholdings in the Company;

(f) Mr Martin P. Lorenzo is a nominee Director of MCI on the Board of Directors of the Company and is also a director and shareholder of Macondray. Accordingly, MCI regards Mr Martin Lorenzo to be its concert party with respect to MCI's shareholdings in the Company;

(g) Strategic Investment Partners Limited ("**SIP**") is an MCI Voting Pool Member (as defined in paragraph 2.11 below). Accordingly, MCI regards SIP to be its concert party with respect to MCI's shareholdings in the Company;

(h) Spruce Street Holdings Limited ("**Spruce**") is an MCI Voting Pool Member. Accordingly, MCI regards Spruce to be its concert party with respect to MCI's shareholdings in the Company;

(i) Walnut Street Holdings Limited ("**Walnut**") is an MCI Voting Pool Member. Accordingly, Walnut regards SIP to be its concert party with respect to MCI's shareholdings in the Company; and

(j) each of Ms Regina L. H-Davila, Lourdes L. Benitez, Luisa P. Lorenzo, and Alicia P. Lorenzo and Messrs Marco P. Lorenzo, Tomas P. Lorenzo and Jose Paulo P. Lorenzo is a close relative of Mr Luis P. Lorenzo and Mr Martin P. Lorenzo (together, the "**Additional Lorenzo Family Members**") and is also a director of Macondray. Accordingly, MCI regards each of the Additional Lorenzo Family Members to be its concert party with respect to MCI's shareholdings in the Company.

As at the Latest Practicable Date, MCI, Macondray, Mr Blossom, Mr Go, Mr Luis P. Lorenzo, Jr, Mr Martin P. Lorenzo, SIP, Spruce, Walnut and the Additional Lorenzo Family Members (collectively referred to as the "**MCI Group**") held in aggregate 284,395,753 Ordinary Shares representing approximately 26.54 per cent. of the issued Ordinary Shares of the Company.

2.11 Voting Pool

DMH and MCI are parties to a Voting Pool Agreement dated 23 July 1999 ("**Voting Pool**"), pursuant to which they must contribute a certain number of Ordinary Shares into the Voting Pool. The following parties have contributed all or part of their Ordinary Shares into the Voting Pool:

(1) DMH; and

(2) MCI, SIP, Spruce and Walnut ("**MCI Voting Pool Members**").

2.12 Consequences of Share Purchase Mandate on the DMH Group

As at the Latest Practicable Date, the DMH Group held in aggregate approximately 40.03 per cent. of the issued Ordinary Shares of the Company.

Based on the existing 1,071,629,194 issued Ordinary Shares of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 107,162,919 Ordinary Shares and, consequently, the increase of the shareholding interest of the DMH Group in the Company from 40.03 per cent. to 44.48 per cent. In the event that the purchases of Ordinary Shares by the Company pursuant to the Share Purchase Mandate result in the increase of the shareholding interest of the DMH Group in the Company by more than one per cent. in the preceding six-month period, the DMH Group would subject to Paragraph 2.14 below be required to make a general offer under Rule 14 of the Code for the Company (the "**General Offer**").

2.13 Consequences of Share Purchase Mandate on the MCI Group

As at the Latest Practicable Date, the MCI Group held in aggregate approximately 26.54 per cent. of the issued Ordinary Shares of the Company.

Based on the existing 1,071,629,194 issued Ordinary Shares of the Company as at the Latest Practicable Date, the exercise in full of the Share Purchase Mandate would result in the purchase of 107,162,919 Ordinary Shares and, consequently, the increase of the shareholding interest of the MCI Group in the Company from 26.54 per cent. to 29.49 per cent. As the purchases of Ordinary Shares by the Company pursuant to the Share Purchase Mandate would not result in the increase of the shareholding interest of the MCI Group in the Company to 30 per cent. or more, the MCI Group would not be obliged to make a General Offer directly as a result of such purchases.

However, if MCI, together with the other MCI Voting Pool Members, is regarded to be a concert party of DMH by virtue of the Voting Pool, and if DMH is obliged to make a General Offer as a result of the purchases of Ordinary Shares by the Company pursuant to the Share Purchase Mandate but fails to do so, such obligation may extend to the MCI Voting Pool Members as principal members of the Voting Pool. In such event, if such obligation is extended to the MCI Voting Pool Members, it may be extended in turn to the other members of the MCI Group.

2.14 Ruling by Securities Industry Council

The Securities Industry Council ("**SIC**") has ruled that:

(1) the DMH Group and its concert parties will incur an obligation under Rule 14 of the Code to make a general offer for DMPL should their aggregate shareholdings in the Company increase by more than one per cent. within any 6-month period as a result of the Company buying back its Ordinary Shares. Such requirement may be waived subject to the following conditions:

  (a) the Circular on the Ordinary Resolution to authorise the Share Purchase Mandate contains advice to the effect that by voting for the Ordinary Resolution, Shareholders are waiving their rights to a general offer at the required price from the DMH Group and its concert parties; and the names and voting rights of the DMH Group and its concert parties at the time of the AGM and after the Share Purchase are disclosed in the same Circular (please refer to paragraphs 2.18, 2.20 and Appendix 1 for compliance by the DMH Group and its concert parties with this requirement);

  (b) the Ordinary Resolution to authorise the Share Purchase Mandate is approved by a majority of those Shareholders present and voting at the GM on a poll who could not become obliged to make an offer as a result of the proposed Share Purchase Mandate;

  (c) the DMH Group and its concert parties do not vote for the Ordinary Resolution to authorise the proposed Share Purchase Mandate and do not recommend Shareholders to vote in favour of the resolution to authorise the proposed Share Purchase Mandate (please refer to paragraphs 2.22 and 2.23 for compliance by the DMH Group and its concert parties with this requirement);

(d) the DMH Group and its concert parties have not acquired and will not acquire any Ordinary Shares between the date on which they knew that the announcement of the proposed Share Purchase Mandate was imminent and the earlier of:

(i) the date the authority of the proposed Share Purchase Mandate expires; and

(ii) the date the Company announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be;

if such acquisitions, taken together with the Ordinary Share purchases by the Company pursuant to the proposed Share Purchase Mandate, would cause their aggregate voting rights in the Company to increase by more than one per cent. in the preceding 6 months;

(e) if the Company has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or ceases to buy back its Ordinary Shares and the aggregate voting rights held by the DMH Group and its concert parties at such time have increased by one per cent. or more, the DMH Group and its concert parties will incur a bid obligation for DMPL if they acquire any additional voting rights in DMPL (other than as a result of the Ordinary Share purchases by the Company pursuant to the proposed Share Purchase Mandate) before the date the Company's next annual general meeting is or is required to be held; and

(f) if the Company ceased to buy back its Ordinary Shares and the increase in the voting rights held by DMH Group and its concert parties as a result of DMPL repurchasing its Ordinary Shares at the time of such cessation is less than one per cent., DMH Group and its concert parties will be allowed to acquire further voting rights in DMPL. However, any increase in DMH Group's and its concert parties' percentage voting rights as a result of DMPL's repurchase of its Ordinary Shares will be taken into account together with any voting rights acquired by the DMH Group and its concert parties (by whatever means) in determining whether DMH Group and its concert parties have increased their aggregate voting rights in DMPL by more than one per cent. in any six-month period; and

(2) the MCI Group and its concert parties will incur an obligation under Rule 14 of the Code to make a general offer for DMPL should the DMH Group be obliged but fail to make a general offer for the Company as a result of the Company buying back its Ordinary Shares pursuant to the Share Purchase Mandate.

2.15 Rationale for Ruling on MCI Group

Shareholders should note that the position set out in paragraph 2.14(2) is solely on the basis that the MCI Voting Pool Members are regarded to be acting in concert with DMH in relation to their shareholding in the Company by virtue of the Voting Pool Agreement.

2.16 Confirmation and Undertaking by the DMH Group and its Concert Parties

Each member of the DMH Group and its concert parties confirms that it or he has not acquired any Ordinary Shares at any time during the period (the "**First Period**") between the date on which they knew that the announcement of the proposed Share Purchase Mandate was imminent and the Despatch Date (inclusive).

Each member of the DMH Group and its concert parties has undertaken that it or he will not acquire any Ordinary Shares at any time during the period (the "**Second Period**") from the date immediately following the Despatch Date and the earlier of:

(i) the date the authority of the proposed Share Purchase Mandate expires; and

(ii) the date the Company announces it has bought back such number of Ordinary Shares as authorised by the Share Purchase Mandate or it has decided to cease buying back its Ordinary Shares, as the case may be;

if such acquisitions, taken together with the Ordinary Share purchases by the Company pursuant to the proposed Share Purchase Mandate, would cause their aggregate voting rights in the Company to increase by more than one per cent. in the preceding six months.

2.17 Confirmation and Undertaking by the MCI Group

Each member of the MCI Group confirms that it or he has not acquired any Ordinary Shares at any time during the First Period.

Each member of the MCI Group has undertaken that it or he will not acquire any Ordinary Shares during the Second Period if such acquisitions, taken together with the Ordinary Share purchases by the Company pursuant to the proposed Share Purchase Mandate would (i) cause the MCI Group's aggregate voting rights in the Company to increase to 30 per cent. or more; or (ii) cause DMH Group's and its concert parties' aggregate voting rights in the Company to increase by more than one per cent. in the preceding six months, whichever is lower.

2.18 Waiver of Rights to General Offer

Shareholders are advised that by voting in favour of the Ordinary Resolution, they will be waiving their rights to a general offer by the DMH Group and its concert parties and the MCI Group only by reason of the purchase or acquisition of Ordinary Shares by the Company pursuant to the Share Purchase Mandate.

Shareholders are further advised to consult their professional advisers at the earliest opportunity as to whether any obligation to make a take-over offer would arise by reason by any purchases of Ordinary Shares by the Company.

2.19 Rationale

While it is not possible to anticipate in advance any specific circumstances in which the Directors might think it appropriate to purchase issued Ordinary Shares, the Directors believe that the grant of a general and unconditional mandate to purchase Ordinary Shares would give the Company the flexibility to undertake such purchases at any time, subject to market conditions, during the period when the Share Purchase Mandate is in force. The purchases may, depending on market conditions at the time, lead to an enhancement of the eamings per Ordinary Share and would allow the Company to optimally allocate its resources and maximise shareholder value.

In addition, purchases pursuant to the Share Purchase Mandate would provide the Company with a mechanism to facilitate the return of surplus cash over and above its ordinary capital requirements, in an expedient and cost-efficient manner. It also allows the Directors greater flexibility to exercise control over the Company's share capital structure, dividend policy and cash reserves with a view to enhancing the earnings per share. Further, these share purchases will help mitigate any short-term market volatility.

If and when circumstances permit, the Directors will decide whether to effect the share purchases through Market Purchases or Off-Market Purchases, after taking into account the amount of surplus cash available, the prevailing market conditions and the most cost-effective and efficient approach. The Directors do not propose to carry out purchases pursuant to the Share Purchase Mandate to such an extent that would, or in circumstances that might, result in a material adverse effect on the financial position of the Company.

2.20 Shareholders of DMPL

Appendix 1 sets out the shareholding of the DMH Group, the MCI Group, Directors and substantial shareholders of DMPL as of the Latest Practicable Date and after the full exercise of the Share Purchase Mandate.

2.21 Options Granted to Directors

Appendix 2 sets out the options held by Directors to subscribe for Ordinary Shares under the Company's Executive Stock Option Plan.

2.22 **Recommendation**

The Directors (other than Mr Luis P. Lorenzo, Jr., Mr Stefano Di Bella, Mr Martin P. Lorenzo, Mr Thomas F. Warner, Mr Filippo Fucile, Mr Jacques Fragis, Mr Richard W. Blossom and Mr Patrick L. Go) are of the opinion that the proposed Share Purchase Mandate for the purchase by the Company of its Ordinary Shares is in the best interests of the Company. The Directors (other than Mr Luis P. Lorenzo, Jr., Mr Stefano Di Bella, Mr Martin P. Lorenzo, Mr Thomas F. Warner, Mr Filippo Fucile, Mr Jacques Fragis, Mr Richard W. Blossom and Mr Patrick L. Go) accordingly recommend that Shareholders vote in favour of the Ordinary Resolution relating to the proposed Share Purchase Mandate.

2.23 **Voting Abstentions**

Pursuant to the conditions imposed by the SIC as set out in paragraph 2.14 above, the DMH Group and its concert parties will abstain from voting on the Ordinary Resolution relating to the proposed Share Purchase Mandate. The MCI Group will also abstain from voting. The direct shareholders of Ordinary Shares who belong to the DMH Group and the MCI Group who will abstain from voting on the Ordinary Resolution and the percentage of the shareholding they represent is as follows:

	As of the Latest Practicable Date	
Shareholders	**Number of Ordinary Shares**	**% Holding[1]**
DMH Group		
Del Monte Holdings Limited ("**DMH**")	428,570,000	39.99
Jacques Fragis	396,000	0.04
Total for DMH Group	**428,966,000**	**40.03**
MCI Group		
MCI	223,404,162	20.85
Richard W. Blossom	2,026,000	0.19
Luis P. Lorenzo, Jr.	396,000	0.03
Martin P. Lorenzo	4,063,800	0.40
Strategic Investment Partners Limited ("**SIP**")	15,984,433	1.49
Spruce Street Holdings Ltd ("**Spruce**")	15,631,134	1.46
Walnut Street Holdings Ltd ("**Walnut**")	21,422,834	2.00
Regina L. H-Davilla	336,040	0.03
Marco P. Lorenzo	186,540	0.02
Lourdes L. Benitez	270	n.m.
Tomas P. Lorenzo	540	n.m.
Luisa P. Lorenzo	444,540	0.04
Alicia R. Lorenzo	443,420	0.04
Jose Paulo P. Lorenzo	56,040	0.01
Total for MCI Group	**284,395,753**	**26.54**

1 Based on 1,071,629,194 issued Ordinary Shares as of the Latest Practicable Date. Discrepancies between amounts listed and the total thereof are due to rounding.

3. **GENERAL MEETING**

The GM, notice of which is set out on page 23 of this Circular, will be held at The Hullet Room, Level 4, Raffles City Convention Centre (formerly known as the Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 22 May 2002 at 2.30 p.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary Resolution set out in the Notice of the GM.

4. **ACTION TO BE TAKEN BY SHAREHOLDERS**

The proxy forms must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, not less than 48 hours before the time appointed for the GM.

PERSONS HOLDING SHARES IN THE CAPITAL OF THE COMPANY THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REMINDED THAT THE PROXY FORMS APPOINTING THEMSELVES AS PROXIES MUST SIMILARLY BE DEPOSITED NOT LESS THAN 48 HOURS BEFORE THE TIME APPOINTED FOR THE GM IN ORDER FOR SUCH PERSONS TO BE ABLE TO ATTEND AND/OR VOTE AT SUCH MEETING.

5. **RESPONSIBILITY STATEMENT**

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

6. **DOCUMENTS FOR INSPECTION**

The Memorandum and Articles of Association of the Company are available for inspection at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, during normal business hours from the date of this Circular up to and including the date of the GM.

Yours faithfully
For and on behalf of the
Board of Directors

Tony Chew Leong-Chee
Chairman

APPENDIX 1

Shareholdings of the DMH Group, the MCI Group, Directors and substantial shareholders of DMPL as at the Latest Practicable Date and following Full Exercise of Share Purchase Mandate

	As of the Latest Practicable Date[2]		After Full Buy-Back[3]	
Shareholders[1]	Number of Ordinary Shares	% Holding	Number of Ordinary Shares	% Holding
DMH Group				
Del Monte Holdings Limited ("**DMH**")	428,570,000	39.99	428,570,000	44.44
Del Monte Group Limited ("**DMG**")[4]	428,570,000	39.99	428,570,000	44.44
Del Monte Overseas Limited ("**DMO**")[5]	428,570,000	39.99	428,570,000	44.44
Cirio Del Monte N.V. ("**Cirio NV**")[6]	428,570,000	39.99	428,570,000	44.44
Cirio Finanziaria SpA ("**Cirio SpA**")[7]	428,570,000	39.99	428,570,000	44.44
Stefano Di Bella	—	—	—	
Jacques Fragis	396,000	0.04	396,000	0.04
Filippo Fucile	—	—	—	—
Thomas F. Warner	—	—	—	—
Total for DMH Group	**428,966,000**	**40.03**	**428,966,000**	**44.48**
MCI Group				
MCI	223,404,162	20.85	223,404,162	23.16
Macondray & Co, Inc. ("**Macondray**")[8]	223,404,162	20.85	223,404,162	23.16
Richard W. Blossom	2,026,000	0.19	2,026,000	0.21
Pactrick L. Go	—	—	—	—
Luis P. Lorenzo, Jr.[9]	223,800,162	20.88	223,800,162	23.20
Martin P. Lorenzo[10]	227,467,962	21.23	227,467,962	23.58
Strategic Investment Partners Limited ("**SIP**")	15,984,433	1.49	15,984,433	1.66
Spruce Street Holdings Ltd ("**Spruce**")	15,631,134	1.46	15,631,134	1.62
Walnut Street Holdings Ltd ("**Walnut**")	21,422,834	2.00	21,422,834	2.22
Regina L. H-Davilla	336,040	0.03	336,040	0.03
Marco P. Lorenzo	186,540	0.02	186,540	0.02
Lourdes L. Benitez	270	n.m.	270	n.m.
Tomas P. Lorenzo	540	n.m.	540	n.m.
Luisa P. Lorenzo	444,540	0.04	444,540	0.05
Alicia R. Lorenzo	443,420	0.04	443,420	0.05
Jose Paulo P. Lorenzo	56,040	0.01	56,040	0.01
Total for MCI Group	**284,395,753**	**26.54**	**284,395,753**	**29.49**

---

1 Based on the declarations received by DMPL from its Directors and substantial shareholders up to 18 April 2002.

2 Based on 1,071,629,194 issued Ordinary Shares as of the Latest Practicable Date. This column shows the aggregate number of direct and deemed holdings of Ordinary Shares. Discrepancies between amounts listed and the total thereof are due to rounding.

3 Based on 964,466,275 issued Ordinary Shares, assuming that (1) DMPL buys back 10% (or 107,162,919 Ordinary Shares) of the issued Ordinary Shares under the Share Purchase Mandate and (2) no DMPL Options are exercised. Discrepancies between amounts listed and the total thereof are due to rounding.

4 DMG holds all the issued shares in DMH and is deemed to have an interest in DMH's 428,570,000 Ordinary Shares.

5 DMO holds all the issued shares in DMG and is deemed to have an interest in DMH's 428,570,000 Ordinary Shares.

6 Cirio NV holds all the issued shares in DMO and is deemed to have an interest in DMH's 428,570,000 Ordinary Shares.

7 Cirio SpA holds all the issued shares in Cirio NV and is deemed to have an interest in DMH's 428,570,000 Ordinary Shares.

8 Macondray holds all the issued shares in MCI and is deemed to have an interest in MCI's 223,404,162 Ordinary Shares.

9 Luis P. Lorenzo, Jr. holds 396,000 Ordinary Shares directly and is deemed to have an interest in MCI's 223,404,162 Ordinary Shares.

10 Martin P. Lorenzo holds 4,063,800 Ordinary Shares directly and is deemed to have an interest in MCI's 223,404,162 Ordinary Shares.

Shareholders[1]	As of the Latest Practicable Date[2] Number of Ordinary Shares	% Holding	After Full Buy-Back[3] Number of Ordinary Shares	% Holding
Others				
Tony Chew Leong-Chee	25,896,000	2.42	25,896,000	2.69
Michael Hwang	396,000	0.04	396,000	0.04
Godfrey E. Scotchbrook	—	—	—	—
Iona Investment Pte Ltd	69,354,122	6.47	69,354,122	7.19
Public[11]	262,621,319	24.51	155,458,400	16.12
Total for Others	**358,267,441**	**33.43**	**251,104,522**	**26.04**
Total	**1,071,629,194**	**100.00**	**964,466,275**	**100.00**

[11] Assuming that all the Ordinary Shares bought back are those held by public shareholders.

APPENDIX 2

Options held by Directors to Subscribe for Ordinary Shares under the Executive Stock Option Plan

Directors	As of the Latest Practicable Date IPO Options[1]	Market Price Options[2]
Tony Chew Leong-Chee	378,000	700,000
Luis P. Lorenzo, Jr.	378,000	—
Stefano Di Bella	—	—
Martin P. Lorenzo	1,269,841	—
Thomas F. Warner	—	—
Filippo Fucile	—	—
Jacques Fragis	377,998	500,000
Richard W. Blossom	377,998	850,000
Michael Hwang	377,998	600,000
Godfrey E. Scotchbrook	—	600,000
Patrick L. Go	—	—

[1] Each IPO Option entitles its holder to subscribe for one Ordinary Share at a subscription price of US$0.504 and is exercisable from 30 July 2000 to 29 July 2009 (both dates inclusive), subject to the terms set out in the Executive Stock Option Plan.

[2] Each Market Price Option entitles its holder to subscribe for one Ordinary Share at a subscription price of S$0.49 and is exercisable from 2 March 2003 to 1 March 2011 (both dates inclusive), subject to the terms set out in the Executive Stock Option Plan.

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company will be held at The Hullet Room, Level 4, Raffles City Convention Centre (formerly known as The Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 22 May 2002 at 2.30 p.m. (or as soon thereafter following the conclusion of the 2002 Annual General Meeting to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modifications, the following Resolution which will be proposed as an Ordinary Resolution:

Ordinary Resolution

That:

(a) the exercise by the Directors of the Company of all the powers of the Company to purchase issued ordinary shares of US$0.01 each fully paid in the capital of the Company ("**Ordinary Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

   (i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or other stock exchange on which Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

   (ii) off-market purchases (each an "**Off-Market Purchase**") if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

   and otherwise in accordance with the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands and all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally;

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to paragraph (a) above may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on:

   (i) the date on which the next Annual General Meeting of the Company is held; or

   (ii) the date by which the next Annual General Meeting of the Company is required by law or the Article of Association of the Company to be held,

   whichever is the earlier, provided that the authority shall be valid for a period not exceeding 12 months from the passing of this Resolution;

(c) in this Resolution:

   "**Prescribed Limit**" means that number of issued Ordinary Shares representing ten per cent. of the issued ordinary share capital of the Company as at (i) the date of the last Annual General Meeting of the Company held before the passing of this Resolution, or (ii) the date of the passing of this Resolution, whichever is the higher; and

"**Maximum Price**" means, in relation to an Ordinary Share to be purchased in the case of a Market Purchase, the amount (***excluding*** related brokerage, stamp duties, goods and services tax and other expenses) not exceeding the result, rounded up to the nearest half cent, of 105 per cent. multiplied by the Average Closing Price;

where:

"**Average Closing Price**" is the average of the closing market prices of an Ordinary Share for the five (5) market days on which transactions in the Ordinary Shares were recorded preceding the day of the Market Purchase; and

"**closing market price**" is the last dealt price for an Ordinary Share transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system, or (as the case may be) other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, as shown in any publication of the SGX-ST or other sources; and

For Off-Market Purchases, the Maximum Purchase Price (***excluding*** related brokerage, stamp duties, goods and services tax and other expenses) to be paid for an Ordinary Share must not exceed the result, rounded up to the nearest half cent, of 130 per cent. multiplied by the Average Closing Prices of the Ordinary Shares over the last five (5) market days on which transactions in the Ordinary Shares were recorded immediately preceding the date on which the Company announces its intentions to make an offer for the purchase or acquisition of ordinary shares stating therein the purchase price for each Ordinary Share and the relevant terms of the equal access scheme effecting the off-market purchase.

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

By Order of the Board

Yvonne Choo
Company Secretary
25 April 2002

Notes:

1. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, not less than 48 hours before the time appointed for the General Meeting.

2. **PERSONS HOLDING SHARES IN THE CAPITAL OF THE COMPANY THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REMINDED THAT THE PROXY FORMS APPOINTING THEMSELVES AS PROXIES MUST SIMILARLY BE DEPOSITED NOT LESS THAN 48 HOURS BEFORE THE TIME APPOINTED FOR THE GENERAL MEETING IN ORDER FOR SUCH PERSONS TO BE ABLE TO ATTEND AND/OR VOTE AT SUCH MEETING.**

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company will be held at The Hullet Room, Level 4, Raffles City Convention Centre (formerly known as The Westin Stamford and Westin Plaza), 2 Stamford Road, Singapore 178882 on 22 May 2002 at 2.30 p.m. (or as soon thereafter following the conclusion of the 2002 Annual General Meeting to be held at 2.00 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without any modifications, the following Resolution which will be proposed as an Ordinary Resolution:

Ordinary Resolution

That:

(a) the exercise by the Directors of the Company of all the powers of the Company to purchase issued ordinary shares of US$0.01 each fully paid in the capital of the Company ("**Ordinary Shares**") not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:-

   (i) market purchases (each a "**Market Purchase**") on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or other stock exchange on which Ordinary Shares may for the time being be listed and quoted ("**Other Exchange**"); and/or

   (ii) off-market purchases (each an "**Off-Market Purchase**") if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

   and otherwise in accordance with the International Business Companies Ordinance, Chapter 291 of the laws of the British Virgin Islands and all other laws, regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby *authorised and approved generally and unconditionally;*

(b) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to paragraph (a) above may be exercised by the Directors at any time and from time to time during the period commencing from the passing of this Resolution and expiring on:

   (i) the date on which the next Annual General Meeting of the Company is held; or

   (ii) the date by which the next Annual General Meeting of the Company is required by law or the Article of Association of the Company to be held,

   whichever is the earlier, provided that the authority shall be valid for a period not exceeding 12 months from the passing of this Resolution;

(c) in this Resolution:

   "**Prescribed Limit**" means that number of issued Ordinary Shares representing ten per cent. of the issued ordinary share capital of the Company as at (i) the date of the last Annual General Meeting of the Company held before the passing of this Resolution, or (ii) the date of the passing of this Resolution, whichever is the higher; and

   "**Maximum Price**" means, in relation to an Ordinary Share to be purchased in case of a Market Purchase, the amount (*excluding* related brokerage, stamp duties, goods and services tax and other expenses) not exceeding the result, rounded up to the nearest half cent, of 105 per cent. multiplied by the Average Closing Price;

   where:

   "**Average Closing Price**" is the average of the closing market prices of an Ordinary Share for the five (5) market days on which transactions in the Ordinary Shares were recorded preceding the day of the Market Purchase; and

   "**closing market price**" is the last dealt price for an Ordinary Share transacted through the SGX-ST's Central Limit Order Book (CLOB) trading system, or (as the case may be) other stock exchange on which the Ordinary Shares may for the time being be listed and quoted, as shown in any publication of the SGX-ST or other sources; and

   For Off-Market Purchases, the Maximum Purchase Price (*excluding* related brokerage, stamp duties, goods and services tax and other expenses) to be paid for an Ordinary Share must not exceed the result, rounded up to the nearest half cent, of 130 per cent. multiplied by the Average Closing Prices of the Ordinary Shares over the last five (5) market days on which transactions in the Ordinary Shares were recorded immediately preceding the date on which the Company announces its intentions to make an offer for the purchase or acquisition of ordinary shares stating therein the purchase price for each Ordinary Share and the relevant terms of the equal access scheme effecting the off-market purchase.

(d) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they may consider expedient or necessary to give effect to the transactions contemplated by this Resolution.

By Order of the Board

Yvonne Choo
Company Secretary
25 April 2002

Notes:

1. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315, not less than 48 hours before the time appointed for the General Meeting.

2. **PERSONS HOLDING SHARES IN THE CAPITAL OF THE COMPANY THROUGH THE CENTRAL DEPOSITORY (PTE) LIMITED ARE REMINDED THAT THE PROXY FORMS APPOINTING THEMSELVES AS PROXIES MUST SIMILARLY BE DEPOSITED NOT LESS THAN 48 HOURS BEFORE THE TIME APPOINTED FOR THE GENERAL MEETING IN ORDER FOR SUCH PERSONS TO BE ABLE TO ATTEND AND/OR VOTE AT SUCH MEETING.**

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the *Third Annual General Meeting of Del Monte Pacific Limited* ("the Company") will be held at the Hullet, Level 4, Raffles City Convention Centre, Raffles The Plaza (formerly known as the Westin Stamford & Westin Plaza), 2 Stamford Road, Singapore 178882 on *Wednesday, 22 May 2002 at 2:00 p.m.* for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts of the Company for the year ended 31 December 2001 together with the Auditors' Report thereon. (Resolution 1)
2. To approve the payment of the following Directors' remuneration and fees for:

Financial Year 2001 Financial Year 2002	:	US$788,516.50
Managing Directors of the Company	:	US$140,000 per annum each, *payable monthly in arrears*
Independent Directors and Audit Committee Members	:	US$40,000 per annum each, payable quarterly in arrears
All other directors	:	US$30,000 per annum each, payable quarterly in arrears.

(Resolution 2)

3. To re-appoint Arthur Anderson as the Auditors of the Company and of the Group and to authorise the Directors to fix their remuneration. (Resolution 3)
4. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

5. Authority to allot and issue shares up to 50 per centum (50%) of issued capital

That pursuant to Regulation 15(3)(b) of the Company's Articles of Association and Clause 941(3)(b) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Directors be and are hereby empowered to allot and issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be allotted and issued pursuant to this Resolution shall not exceed Fifty per centum (50%) of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to existing shareholders shall not exceed Twenty per centum (20%) of the issued share capital of the Company for the time being, and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General *Meeting. [See Explanatory Note (i)]* *(Resolution 4)*

6. Approval for authority to offer and grant share options and to allot and issue new shares therefor

That approval be and is hereby granted to the Directors of the Company, acting through the Del Monte Pacific Executive Stock Option Plan 1999 Committee ("ESOP Committee"), to offer and grant Market Price Options in accordance with the provisions of the Company's *Executive Stock Option Plan 1999 ("the Scheme") and to issue from time to time such* shares in the capital of the Company as may be issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time. [See Explanatory Note (ii)] (Resolution 5)

7. Approval of Shareholders' Mandate for Related Party Transactions

That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries *and target associated companies or any of them to enter into any of the transactions falling* within the types of Related Party Transactions, particulars of which are set out on page 81 of the Company's Prospectus dated 24 July 1999 ("Prospectus") with the Interested Persons described in the Prospectus and that such approval shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting. [See Explanatory Note (iii)] (Resolution 6)

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore,
25 April 2002

Explanatory Notes:

(i) The Ordinary Resolution proposed in item 5 above, if passed, will empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to allot and issue shares in the Company. The number of shares which the Directors may allot and issue under this Resolution would not exceed fifty per centum (50%) of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the existing issued share capital of the Company.

(ii) The Ordinary Resolution proposed in item 6 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to issue shares in the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option *Plan 1999 (the "Scheme"). The amount of shares which the Directors may issue under this* Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) *The Ordinary Resolution proposed in item 7 above, if passed, will authorise the Related Party* Transactions as described in the Prospectus and recurring in the year. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

Notes:-

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. Persons holding shares through the Central Depository (Pte) Limited are required to also sign and return the instrument appointing the proxy if they wish to attend the meeting.
3. The instrument appointing the proxy must be lodged at the office of the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315 at least 48 hours before the time appointed for the Annual General